Exhibit 99.31

CONSENT OF L. EVANS

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2017, (ii) the Registration Statement on Form F-10 (File No. 333-210437) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ Luke Evans

By: Luke Evans, M.Sc., P. Eng.
Executive Vice President – Geology and Resource Estimation
Roscoe Postle Associates Inc.

Dated: February 21, 2018